JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 18, 2015

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 379

Dear Ms. Hui:

This letter is in response to the comments you provided with respect to the Class R6 shares of the JPMorgan Intrepid International Fund (the “Fund”). Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on May 28, 2015 pursuant to the Rule.

PROSPECTUS COMMENTS

Prospectus

Fee Table

1.	Comment: Please move the additional narrative explaining Acquired Fund Fees and Expenses to a footnote to the fee table from the introduction to the fee table because the additional narrative is not permitted by Item 3.

Response: We respectfully decline to make this change. We believe that this language explaining Acquired Fund Fees and Expenses is more helpful to shareholders in the introduction to the fee table and therefore is consistent with the plain English principles of Rule 421(d) under the Securities Exchange Act of 1933 and permitted by Item 3. We note that we are aware of several other fund complexes that present this information in the introduction, rather than a footnote, to the fee table.

2.	Comment: In the footnote concerning the expense limitation agreement, please confirm that the expense limitation agreement will continue for at least one year from the date of the prospectus with regard to Class R6 shares.

Response: We confirm that the expense limitation agreement will be in place for at least one year from the date of the prospectus.

3.	Comment: If the termination dates of expense limitation agreements for the two share classes differ, please confirm if the date shown in the example section should be updated to reflect both dates.

Response: To the extent that these dates differ, the date shown in the example will be updated as appropriate.

Main Investment Strategies

4.	Comment: The disclosure states that “The Fund will invest in securities across all market capitalizations, although the Fund may invest a significant portion of its assets in companies of any one particular market capitalization category.” If the Fund is currently investing a significant portion of its assets in companies in a particular market or category as of the date of the prospectus, please consider disclosing such practice.

Response: We believe the existing disclosure accurately describes the Fund’s principal investment strategies. We respectfully submit that, if a significant portion of the Fund’s assets were invested in a particular market capitalization category as of its prospectus date and that specific category is highlighted in the main investment strategies, such disclosure could mislead investors, as any emphasis in a particular market capitalization category as of a prospectus date may change over time in the manner currently described in the disclosure. Additionally, the Fund notes the availability of its current holdings in its prospectus and the manner in which they may be obtained by shareholders.

5.	The prospectus states that “A proprietary multifactor model is used to quantitatively rank securities in the Fund’s investment universe on the basis of value and growth factors. Value is measured by valuation multiples, while momentum is captured by factors such as relative price strength and earnings revisions. Securities held in the Fund that the adviser believes have become over-valued and/or whose growth signals have deteriorated materially may be sold. Securities that are sold are generally replaced with the most attractive securities, on the basis of the adviser’s disciplined investment process.” Please confirm whether the first sentence should refer to “momentum” in lieu of “growth” or the second sentence should refer to “growth” in lieu of “momentum.”

Response: In response to the comment, the word “growth” will be changed to “momentum” in the first sentence.

Performance

6.	Comment: In the section “The Fund’s Past Performance,” please consider adding the date of inception for Class R2 shares and before which performance information is used for another share class, as is currently disclosed in the section “Historical Performance Information.”

Response: We respectfully decline to make this change. The Fund’s disclosure currently states that “The performance of Class R2 Shares is based on the performance of Class A Shares prior to the inception of Class R2 Shares. The actual returns of Class R2 Shares would have been lower than those shown because Class R2 Shares have higher expenses than Class A Shares.” We believe that the existing disclosure properly informs investors about the manner in which the return information is calculated. Additional detail regarding the methodology is available in the section “Additional Historical Performance Information” in the Statutory Prospectus.

More About the Fund

7.	Comment: The section “Additional Information About the Fund’s Investment Strategies” lists certain investments as principal, while the corresponding risk factors are included in the section “Additional Risks.” Please consider harmonizing.

Response: These sections will be updated in response to the comment.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

8.	Comment: In the “Investment Practices” chart, please confirm whether the Fund may invest in “High Yield/High Risk Securities/Junk Bonds.”

Response: The Fund does not currently invest in such securities.

In connection with your review of the Post-Effective Amendments No. 379 filed by the Trust on March 16, 2015, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

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